UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) constituting a prospectus of AMPSA and including a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders can obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on

AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document includes information related to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Transcript related to the Deutsche Bank Global Basic Materials Conference dated June 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 14, 2021

Ardagh Group S.A.

By:	/s/ David Matthews
Name: David Matthews
Title: Chief Financial Officer